Exhibit 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/SE/2010 August 13, 2010

The Secretary,
Delhi/Mumbai/Calcutta/Chennai,
National Stock Exchange/NYSE.

Sub:	Limited Review Report of Unaudited Financial Results for the quarter ended 30th June 2010.

Dear sir,

Pursuant to Clause 41 of the listing Agreement, we are forwarding herewith Limited Review Report for the quarter ended 30th  June 2010 duly signed by our Joint Statutory Auditors i.e. M/s Bansal Sinha & Co and M/S Goel Garg & Co, Chartered Accountants.

Please acknowledge receipt and place the same on record.

Thanking you,

Yours faithfully,

(S. R. SAYAL)
COMPANY SECRETARY

Encl : As above.

LIMITED REVIEW REPORT

To
The Board o f Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the quarter ended 30th June, 2010. This statement is the responsibility of the company's management and has been approved by the board of directors/Committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400. Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
We draw attention to the Para No. 4 of the Reviewed quarterly results pertaining to actuarial valuation for retirement benefits of the employees of the company, the issue being technical, we have relied on the estimation provided by the company and managements' perceptions in this regard.

In view of this we are unable to comment on the adequacy or otherwise of these provisions.

4.
Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure-1 to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

ANNEXURE 1 TO LIMITED REVIEW REPORT

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT (Referred to in para 4 of our report dated 12th August, 2010)

1.
The company in its unaudited results for the quarter under review, has neither disclosed how the qualification made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefore and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the unaudited quarterly results for the quarter under review, as required under the provisions of clause 4l(iv)(c) of the Listing Agreement.

2.
Other Income includes Interest on Income Tax Refunds amounting to Rs. 149.50 millions for which appeal effect is yet to be received by the company and the same is subject to adjustment as per the final orders to be passed by the Income Tax Department.

3.
The company has allocated the establishment overheads towards capital works on estimation basis. In view of the large amount getting allocated on capital projects vis a vis actual amount spent on these projects, the basis needs to be made more scientific.

4.
All the receivables and payables including amount receivable/payable to BSNL/DOT/ITI, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments. In the case of BSNL, the bills raised for the use of infrastructure services are not accepted them, hence we cannot comment on the amount shown as recoverable and outstanding since long.

5.
The company is not making any provision for old outstanding balances from BSNL, DOT, Govt. agencies and other operators. The policy is against the generally accepted accounting principal of Conservatism and accounting standard 9 regarding Revenue Recognition.

6.	The break up of staff cost as made in reviewed financial results has been made by the management and relied upon by us.

7.	The loss on account of subscribers instruments for WLL closed connections within last three years has not been ascertained and provided for.

8.	The life of subscribers instruments needs to be reviewed considering the technical specifications and industry practice.

9.
Based on the expert opinions the company has not been deducting Tax at source on services received from BSNL and the expenditure on account of Pension liability on the basis of actuarial valuation is considered as an allowable expense.

10.
The provision for employee's benefits as per Accounting Standard 15 (Revised), Tax expense and depreciation has been made on estimated basis. Pending actual determination of the liability/asset in this regard. The impact of the same on the results of the quarter is not ascertainable.

11.	The issue of pension liability on account of DOT employees absorbed in MTNL is still pending with the DOT. The resultant impact of the decision would be accounted for in the year of such decision.

12.
The company has made a claim for refund of 3 G and BWA License fee of Rs110979.70 millions on DOT which has not been accounted for as the same is yet to be acknowledged by DOT. Moreover, spectrum charges which was required to be provided for @ 1% of the turnover from 3 G services has been provided for without proper segregation between 2 G/3 G services.

13.	The reconciliation of Subscribers' deposits, Sundry Debtors, Income from Recharge Coupons, ITC Cards, prepaid calling cards and stock of recharge coupons and leased circuits is under progress.

14.	The Impact of AS 28 regarding impairment of assets, if any, has not been worked out by the company in the unaudited financial results under review.

15.
A technical fraud involving a loss of Rs.243.55 millions was observed during the previous quarter; however, no provision for the same has been made in the accounts as the matter is still under investigation.

16.	The overall impact of matters referred to in above paras on the results of the company is not ascertainable.

Annexure A
MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd. Office : Jeevan Bharti Building, Tower-1, 12 th Floor, 124, Connaught Circus, New Delhi-110001
REVIEWED RESULTS FOR THE THREE MONTHS ENDED 30/06/2010

				(Rs. in Million)
S.No.	Particulars	3 Months ended 30/06/2010	Corresponding 3 Months ended 30/06/2009 in the previous year	Previous accounting year ended 31/03/2010
		REVIEWED	REVIEWED	AUDITED
1	2	3	4	5

1	(a) Net Income from Operations	9,529.53	9,341.30	36,561.00
	(b) Other Operating Income	186.73	184.57	1,249.03
	Total Income	9,716.26	9,525.87	37,810.03
2	Expenditure
	a1. Staff Cost other than retirement benefits	3,718.53	3,365.90	19,681.41
	a2. Staff Cost for retirement benefits (Actual payouts)	672.41	691.94	2,610.53
	a3. Staff Cost for retirement benefits (Provisions)	2,785.67	1,674.77	27,370.56
	b. Revenue Sharing	1,097.52	1,487.12	5,256.78
	c. Licence Fee & Spectrum Charges	844.07	1,020.57	4,105.72
	d. Admn./Operative Expenditure	2,005.37	1,926.17	8,134.74
	e. Depreciation & Amortization	3,445.04	1,752.18	17,594.94
	f. Other Expenditure			-
	Total Expenditure	14,568.60	11,918.66	84,754.69
3	Profit (Loss) from Operations before Other Income, Interest & Exceptional Items (1-2)	(4,852.34)	(2,392.79)	(46,944.66)
4	Other Income	622.70	1,758.78	12,768.20
5	Profit (Loss) before Interest & Exceptional Items (3+4)	(4,229.64)	(634.01)	(34,176.46)
6	Interest	277.69	5.84	12.61
7	Profit (Loss) after Interest but before Exceptional Items (5-6)	(4,507.33)	(639.85)	(34,189.07)
8	Exceptional Items	-	-	-
9	Profit (+)/Loss(-) from ordinary activities before tax (7+8)	(4,507.33)	(639.85)	(34,189.07)
10	Tax expense
	a. Provision for Current Tax	0.46	48.35	1.82
	b. Excess Provision of Income Tax written back	-	-	(4,879.71)
	c. Provision for Deferred Tax	-	(265.22)	(3,552.96)
11	Net Profit (+)/Loss(-) from ordinary activities after tax (9-10)	(4,507.78)	(422.97)	(25,758.22)
12	Extraordinary Items/Period period Adj. (net of tax)	6.57	0.08	351.50
13	Net Profit (+)/Loss(-) for the period (11-12)	(4,514.35)	(423.06)	(25,109.72)
14	Paid up equity share capital (Face value of Rs.10/- each.)	6,300.00	6,300.00	6,300.00
15	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year			111,714.10
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraordinary items for the period	(7.16)	(0.57)	(40.89)
	(b) Basic and Diluted EPS after Extraordinary items for the period	(7.17)	(0.57)	(41.44)
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%
18	Promoter and promoter group Shareholding
	a) Pledged/Encumbered
	- Number of shares	0	0	0
	- Percentage of shares (as a % of the total shareholding promoter and promoter group)	0.00%	0.00%	0.00%
	- Percentage of shares (as a % of the total share capital of the company)	0.00%	0.00%	0.00%
	b) Non encumbered
	- Number of shares	354,372,740	354,372,740	354,372,740
	- Percentage of shares (as a % of the total shareholding promoter and promoter group)	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the company)	56.25%	56.25%	56.25%

Notes:

1
The above results were reviewed and recommended for adoption by the Audit Committee in their meeting held on 12.08.2010 and approved by the Board of Directors of the Company at their meeting held on 12.08.2010. The Statutory Auditors have carried out a Limited Review of the financial results.

2	Other income of Rs.622.70 million includes Rs.149.50 million on account of interest receivable on Income Tax Refunds as per the relevant ITAT orders dated: 11.03.2010 pending appeal effects.

3
The above results have been finalised considering for retirement benefits, discounting factor @ 8.50% in accordance with yield of Central Government Securities, 4% increase in Dearness Relief of Pension, 3.50% on salary escalation and 0.50% on attrition rates which was already used for year 2009-10 as confirmed by the Actuary, based on revised wages and salaries and retirement benefits i.e. 20 years instead of 33 years for the purpose of full pension.

4
One time charges on account of 3G Spectrum and BWA liability of Rs.110979.70 million has been accounted for as Intangible assets as per AS-26 & amortized over 20/15 years respectively on straight line basis. Accordingly, amount of Rs.1576.15 million is amortized for the quarter ending 30.06.2010.

5
An amount of Rs.182 Crores is received by MTNL towards wet lease for infrastructure to be provided by MTNL in respect of Commonwealth Games and out of this, Rs.60.67 crores is accounted for income proportionately in the first quarter. Final accounting will be done on completion of the project.

6	Previous period/year figures have been regrouped/ rearranged wherever necessary.

7	The status of investor complaints received and disposed off during this quarter ended on 30/06/2010 is as under:

Complaints pending at the beginning of the quarter	0
Complaints received during this quarter	6
Complaints disposed off during this quarter	6
Complaints lying unresolved at the end of the quarter	0

REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 30/06/2010

S.No.	Particulars	3 Months ended 30/06/2010	Corresponding 3 Months ended 30/06/2009 in the previous year	Previous accounting year ended 31/03/2010
1	2	REVIEWED 3	REVIEWED 4	AUDITED 5

1.	Segment Revenue
	a. Basic Services	7,986.59	7,698.54	30,035.99
	b. Cellular	1,659.17	1,754.63	7,057.56
	c. Unallocated	-	-	-
	Total	9,645.76	9,453.18	37,093.55

	Less: Inter Segment Revenue	116.23	111.88	532.55

	Net Income From Operations	9,529.53	9,341.30	36,561.00

2.	Segment Results (Profit (+)/Loss (-) before tax and interest from each segment)
	a. Basic Services	(3,391.97)	(1,282.12)	(33,399.54)
	b. Cellular	69.97	179.43	347.38
	c. Unallocated	(907.64)	468.68	(1,124.30)
	Total	(4,229.64)	(634.01)	(34,176.46)
	Less: (i) Interest	277.69	5.84	12.61
	Less: (ii) Prior period items	6.57	0.08	351.50

	Total Profit/(Loss) before tax	(4,513.89)	(639.93)	(34,540.57)

	Less: (i) Provision for Tax for current year	0.46	(216.87)	(3,551.14)
	Less: (ii) Taxes for earlier period Written back/paid	-	-	(4,879.71)

	Profit/(Loss) after tax	(4,514.35)	(423.06)	(26,109.72)
3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	1,750.76	32,679.20	42.87
	b. Cellular	10,709.89	7,578.09	10,425.13
	c. Unallocated	78,314.59	81,870.21	84,015.97
	Total	90,775.24	122,127.50	94,483.97